May 10, 2019

VIA EDGAR

Alison White, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

File Nos. 333-184169 and 811-22756

Dear Ms. White

On March 12, 2019, Advisors Preferred Trust (the "Registrant" or "Trust") filed Post-Effective Amendment No. 85 to the Registrant’s registration statement (the "Amendment") with the Securities and Exchange Commission ("SEC") for the purpose of adding Kensington Managed Income Fund (the "Fund") as a series of the Trust. In a telephone conversation with Krisztina Nadasdy on April 25, 2019, you provided comments on the prospectus and statement of additional information ("SAI") included in the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms not defined herein have the meanings ascribed to them in the prospectus and SAI. A marked version of the prospectus is attached to aid in the review of the Registrant’s responses.

Additionally, the investment adviser to the Fund is expected to undergo a change in control shortly after the Fund’s effective date. The Fund will receive a written consent from the initial shareholder approving the advisory agreement as well as a subsequent advisory agreement following the change in control. The Registrant has included disclosures to this effect in the prospectus.

Prospectus – Fund Summary

Comment 1. In the fee table, please consider deleting the second sentence of footnote 1 and instead include sub-caption line items under "other expenses" for sub-transfer and sub-custodian fees.

Response. The Registrant considered the suggestion and determined to not revise the disclosure.

Comment 2. Because the Fund will invest in bank loans, please disclose in the principal strategies section that it may take longer than 7 days for bank loan transactions to settle and address how the Fund intends to meet the short term liquidity needs that may arise as a result of this lengthy settlement period.

Response. While the Fund includes bank loans in the definition of income-producing securities, the Fund does not hold bank loans directly. Rather, the Fund has indirect exposure to this asset type through its fund-of-funds strategy. Because the Fund does not directly face the delayed settlement typically associated with bank loans, it believes the current disclosure is appropriate.

Comment 3. Under the section on principal investment strategies, there is a bulleted list of "daily inputs." Please explain in the prospectus what the last three bullet points represent, i.e., please describe the indices.

Response. In the paragraph following the bullet points, the Registrant has included definitions of the Value Line Geometric Composite Index and the NASDAQ Composite Index. However, as to the number of NYSE advancing and declining issues, the Registrant has revised the bullet point disclosure for greater clarity.

Comment 4. The last paragraph in the section on principal investment strategies describes the Fund's Managed Income Model. This description implies that investment decisions are made on an individual security basis. Please clarify how the Managed Income Model functions given that the Fund's adviser employs a fund-of-funds strategy.

Response. The Registrant has revised disclosures to include "mutual funds" in various locations to further reinforce that the Fund employs a fund-of-funds strategy.

Comment 5. Please consider listing the principal investment risks in order of importance rather than alphabetically.

Response. Upon review, the Registrant has listed junk bond risk first. As to the other risk, the Registrant believes that alphabetical listing is consistent with market convention and to do otherwise might tend to imply that the Registrant can accurately forecast which of these other risks will be most significant.

Comment 6. Given that the Registrant has included emerging markets risk as a principal investment risk, please also disclose in the principal investment strategies section that the Fund may invest in emerging markets. Additionally, please disclose how the Fund defines emerging markets.

Response. The Registrant has added a reference to emerging market countries to the disclosure. The Fund has added a definition of emerging markets to the risk disclosures in the summary section and notes a definition is presently included in the statutory section.

Comment 7. With respect to loans risk, please disclose the following: (i) because bank loans can take longer than 7 days to settle, investors may not be paid in a timely manner or the Fund may be forced to incur losses in order to pay redemption proceeds on time, and (ii) investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws.

Response. Because its exposure to bank loans is indirect through the mutual funds in which it invests, the disclosures requested under (i) is not appropriate. The Registrant has elaborated on loan risk disclosures in the statutory portion of the prospectus to include reference to the disclosures requested under (ii) above.

Comment 8. With respect to limited history of operations risk, please change limited history to no history of operations. This applies to the Item 9 risk disclosure as well.

Response. The Registrant has made the requested revision.

Comment 9. With respect to mutual fund risk, please consider revising to "investments in mutual funds risk" or "investments in other investment companies risk."

Response. The Registrant has included a reference to "investments in" when describing mutual fund risks.

Prospectus – Additional Information About Principal Investment Strategies and Related Risks

Comment 10. Please re-write the following paragraph under principal investment strategies in plain English, and as noted in Comment 4, please clarify how the Managed Income Model functions if the Fund is a fund-of-funds.

The Managed Income Model is based, in part, on the adviser's recognition that investor psychology plays a major role in shaping the character of a market in determining how price action unfolds. Additionally, emphasis is placed on the need to avoid reliance on the standard and popular indicators of technical analysis in order to gain an expected advantage over the universe of technically-driven investment methods. The Managed Income Model also seeks to isolate market price events that repeat with sufficient frequency to warrant actionable responses, but are typically not obvious to the larger universe of investors.

Response. The Registrant has revised the disclosures to adopt a plain English approach to the extent it could do so without materially diluting the meaningfulness of the disclosures. The Registrant has carried over edits related to Comment 4 into the statutory portion of the prospectus to clarify the fund-of-funds nature of the Fund’s investment strategy.

Comment 11. Regarding the section on non-principal investment strategies, if these are truly non-principal strategies, please move to the SAI.

Response. The Registrant believes that the non-principal investment strategies disclosures are informative to prospective shareholders and, because they are included in the statutory portion of the prospectus, are within the permitted scope of disclosures contemplated by Form N-1A.

Comment 12. Please clarify what is meant by the phrase "[c]onsistent with limits described under principal investment strategies…" located in the first sentence of the non-principal investment strategies section. There do not appear to be any limits described under principal investment strategies.

Response. The Registrant has removed reference to "limits" and substituted "strategy" to clarify the relationship of the non-principal strategies to the principal strategies.

Comment 13. If the Fund can invest 25% of its assets in swap contracts, should this be an Item 4 disclosure? If so, please disclose in the principal investments strategies section and provide a corresponding principal risk disclosure, or move to the SAI if this is not a principal strategy.

Response. The Registrant has removed reference to a 25% limit on swap contracts. Swap contracts are not a principal strategy.

Comment 14. Under the non-principal investment strategies section, there is mention of the "CDX high-yield index." Please disclose the full name of the index and clarify for what purpose this index will be used.

Response. The Registrant has included the full name of the index and notes that a lengthy definition is presently included. The Registrant has expanded to disclosures to note that the Fund may use swaps linked to the CDX high-yield index to capture returns of the high-yield segment generally.

Comment 15. Please clarify what is meant by "specific-issue recommendations" in the following sentence.

The CDX high-yield index (composed of 5-year credit default swaps on 100 relatively liquid high-yield fixed income securities issued by BB and B rated North American corporate entities) is selected and maintained by Markit Group Limited using specific-issue recommendations and current market-based default swap rates provided by major high-yield market participants such as commercial banks and broker-dealers.

Response. The Registrant has revised disclosure to clarify what is meant by "specific-issue recommendations."

Comment 16. Referring to the following sentence in the non-principal investment strategies section, please clarify what it means for Markit Group to conduct a survey or quasi-auction on index securities that have suffered a credit event, and clarify what this means for shareholders.

Markit Group also provides credit default loss information and required credit event payments by conducting a survey or quasi-auction on index securities which have suffered a credit event.

Response. The Registrant has revised related disclosures to clarify that the index price is adjusted down to reflect the lower price of the defaulted asset.

Comment 17. Derivatives risk is listed in the section on non-principal investment risks. If this is a principal risk, please move to the principal risks section.

Response. The Registrant confirms that this is not a principal risk.

Comment 18. In the section describing the liquidity program, please disclose that any costs associated with the program are reflected in the fee table.

Response. The Registrant represents that it does anticipate using the liquidity program during the first year of operations, and that any actual costs will be reflected in the fee table upon the update of the registration statement.

Prospectus – Management

Comment 19. In the recoupment disclosure, please clarify that "from the time such fee is waived or reimbursed" is referring to "from the date such fee is waived or reimbursed."

Response. The Registrant has made the requested edit.

Comment 20. What is meant by "all prior performance is net of management fees and all other expenses" (specifically, is the performance net of all actual fees). Please remove portfolio manager’s prior performance or disclose supplementally which no-action letter the Registrant is relying on, and explain how the facts comply with the requirements of the letter being used. If portfolio managers prior performance is retained, please represent why the exclusion of accounts with assets less than $100,000 is not misleading.

Response. The Registrant confirms that performance is net all actual fees.

With respect to inclusion of portfolio manager composite prior performance, the Registrant, is relying upon Bramwell Growth Fund, SEC No-Action Letter, publicly available August 7, 1996 ("Bramwell"). Under the facts of Bramwell, the registrant represented that with respect to the fund from which prior performance was sourced: Ms. Bramwell was primarily responsible for the day-to-day management of the portfolio and that no other person played a significant role in managing the portfolio, the investment objectives, policies and strategies were substantially similar in all material respects, Ms. Bramwell used the same analytical methods for identifying potential investments, and Ms. Bramwell managed no other comparable registered funds or private accounts. The Registrant represents that these facts are also present for the Fund, except that separately managed accounts are the source of prior performance, rather than a single fund. As to the fact that the prior performance is based upon separately managed accounts, rather than a mutual fund, the Registrant is relying upon Nicholas-Applegate Mutual Funds, SEC No-Action Letter, publicly available August 6, 1996 ("Nicholas-Applegate I"). Under the facts of Nicholas-Applegate I, mutual funds were permitted to include the prior performance of separately managed accounts in a mutual fund prospectus provided: the performance was for all of the adviser's private accounts that were managed with investment objectives, policies and strategies substantially similar to those used in managing the fund, the relative sizes of the fund and the private accounts were sufficiently comparable to ensure that the private account performance would be relevant to a potential investor in the fund, and the prospectus clearly disclosed that the performance information related to the adviser's management of private accounts and that such information should not be interpreted as indicative of the fund's future performance. The Registrant represents that these facts are also present for the Fund, except that the performance is of the Fund’s portfolio manager, rather than the adviser.

As to the exclusion of accounts with assets less than $100,000, the Registrant is doing so in reliance upon the principles of two no action letters. Under the facts of Growth Stock Outlook Trust, Inc., SEC No-Action Letter, publicly available April 15, 1985, ("Growth Stock") a condition of the guidance was that the "relative sizes of the Fund and the private clients' accounts managed with investment objectives, policies, and strategies substantially similar to those to be employed in managing the Fund should be sufficiently comparable to ensure that performance of the accounts would be considered relevant to a potential investor in the Fund." Similarly, in Nicholas-Applegate I, footnote 2, the SEC staff stated "an adviser may choose to exclude certain similar accounts from a composite, so long as such exclusion would not cause the composite performance to be misleading." Also, in Nicholas-Applegate I, the SEC staff cites Fiduciary Management Associates, SEC No-Action Letter, publicly available Mar. 5, 1984 noting that "…use of prior performance information is not misleading when, among other things, the performance of those accounts to be used was not 'materially different' from the performance of prior accounts that were not being used." The Registrant represents that no material difference in performance is created by using a size cut off. Additionally, using a size cut off relieves the Registrant of the computational burden and expense of creating a new composite that would not have materially different performance.

In total, the Registrant believes, that for the reasons stated above, its presentation of prior performance is permissible under prior SEC staff guidance and that the information is relevant to prospective shareholders.

Comment 21. In the section on portfolio manager prior performance, the Registrant notes that "[r]eturns from January 1, 2008 through March 31, 2018, were verified by Alpha Performance Verification Services, Inc." As such, please file a consent as required by Rule 436 under the Securities Act of 1933.

Response. The Registrant will include the requested consent.

Comment 22. Please represent supplementally that the Fund has the records necessary to support the calculation of performance as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

Response. The Registrant so represents.

Prospectus – How to Redeem Shares

Comment 23. In the section on redemptions in kind, please consider disclosing whether redemptions in kind will be made using pro-rata slices of portfolio assets, individual securities, or representative securities baskets.

Response. The Registrant has revised disclosures to make clearer the Registrant's intended practice in that it notes that individual securities will be selected.

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If you have any questions, please call Parker Bridgeport at (614) 469-3238.

Very truly yours,

/s/ Parker Bridgeport

Parker Bridgeport